Bonanza

NOTICE OF CHANGE OF AUDITOR

TO:	Tony M. Ricci, Inc., Chartered Accountants
AND TO:	KPMG LLP, Chartered Accountants

NOTICE IS HEREBY GIVEN that, on the advice of the Audit Committee of the Company, the Board of Directors of the Company resolved on February 11, 2005 that:

(a)	The resignation of Tony M. Ricci Inc., Chartered Accountants, on February 11, 2005, as auditor of the Company be accepted, and

(b)	KPMG LLP, Chartered Accountants, be appointed as auditor of the Company to be effective February 12, 2005, to hold office until the next annual meeting at a remuneration to be fixed by the directors.

In accordance with National Instrument 51-102 (“NI 51-102”) we confirm that:

(a)	Tony M. Ricci Inc. was asked to resign as auditor of the Company to facilitate the appointment of KPMG LLP, an international firm of chartered accountants;

(b)
Tony M. Ricci Inc. has not expressed any reservation in its reports for the two most recently completed fiscal years of the Company, nor for the period from the most recently completed period for which Tony M. Ricci Inc. issued an audit report in respect of the Company and the date of this Notice;

(c)	the resignation of Tony M. Ricci Inc. and appointment of KPMG LLP as auditor of the Company were considered and approved by the Audit Committee and the Board of Directors of the Company;

(d)
in the opinion of the Board of Directors of the Company, no “reportable event” as defined in NI 51-102 has occurred in connection with the audits of the two most recently completed fiscal years of the Company, nor any period from the most recently completed period for which Tony M. Ricci Inc. issued an audit report in respect of the Company and the date of this Notice; and

American Bonanza Gold Mining Corp.
Suite 1606-675 West Hastings Street
Vancouver, BC V6B 1N2

(e)	the Notice and Auditor’s Letters have been reviewed by the Audit Committee and the Board of Directors.

Dated this 11th day of February, 2005.

AMERICAN BONANZA GOLD MINING CORP.

Signed “Giulio T. Bonifacio”
Per:
Giulio T. Bonifacio Executive Vice-President and Chief Financial Officer